Exhibit 12.1

THE WALT DISNEY COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN MILLIONS, EXCEPT RATIOS)

	Fiscal Year Ended
	2017	2016	2015	2014	2013
EARNINGS
Income from continuing operations before income taxes	$13,788	$14,868	$13,868	$12,246	$9,620
Equity in the income of investees	(320)	(926)	(814)	(854)	(688)
Cash distributions received from equity investees	788	799	752	718	694
Interest expense, amortization of debt discounts and premiums on all indebtedness and amortization of capitalized interest	589	433	325	360	415
Imputed interest on operating leases (1)	289	282	286	294	292
TOTAL EARNINGS	$15,134	$15,456	$14,417	$12,764	$10,333

FIXED CHARGES
Interest expense and amortization of debt discounts and premiums on all indebtedness	$507	$354	$265	$294	$349
Capitalized interest	87	139	110	73	77
Imputed interest on operating leases (1)	289	282	286	294	292
TOTAL FIXED CHARGES	$883	$775	$661	$661	$718
RATIO OF EARNINGS TO FIXED CHARGES (2)	17.1	19.9	21.8	19.3	14.4

(1)	The portion of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	The ratio does not adjust for interest on unrecognized tax benefits that are recorded as a component of income tax expense.